THE BOSTON BEER COMPANY, INC.
75 ARLINGTON STREET
BOSTON, MA 02116

May 25, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Boston Beer Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-14092

Dear Mr. Ohsiek:

We are submitting this letter in response to your Comment Letter dated May 9, 2006 addressed to Martin F. Roper, President and Chief Executive Officer of The Boston Beer Company, Inc. (the "Company"), relating to the above-referenced filing. For your convenience, we have reproduced the Staff's comment in bold text below, and the response to the comment is set forth in plain text immediately beneath the comment.

Form 10-K for Fiscal Year ended December 31, 2005

Notes to Consolidated Financial Statements, page 38

Segment Reporting, page 43

1.    We read your response to comment 2 in our letter dated April 13, 2006. We are unclear whether the SABC production facility represents all of your internal brewing operations or if there are other components of your business that are also included within your internal brewing operations. For example, you disclose in Item 2. Properties on page 16 of your Form 10-K that you own a brewery in Boston, Massachusetts. We understand that the margin generated by the SABC operations contemplates only production margin and therefore is not comparable to your consolidated margin. However, since you provide to your chief operating decision maker (CODM) discrete financial information for this component of your business we presume that this information is reviewed by the CODM in assessing company and business component performance; otherwise, if this information was not used by the CODM, we assume it would be omitted from the reports. It appears to us that your SABC operations may represent a separate operating segment as discussed in paragraphs 10 through 15 of SFAS 131. Please note that transactions with other

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components of your business qualify for operating segment classification in accordance with paragraphs 10(a) and 79-80 of SFAS 131. We may have further comments.

Response:

The Company's SABC production facility (SABC) represents over 99.5% of the Company's internal brewing operations. The brewery operated by the Company in Boston, Massachusetts serves primarily as the location where the Company conducts its research and development, and the Company also conducts free informational tours of the facility for the general public. Less than 0.5% of the Company's beer is produced at the Boston brewery for sale to wholesale distributors. Therefore, the Company does not consider this brewery to be one of its production facilities. There is no discrete financial information available for the Boston brewery, and the Company's CODM does not review any Boston brewery information on a regular basis.

All SABC brewery assets are held in a separate legal entity established in 1997 in order to minimize the potential for certain legal liabilities. The Company's main operating entity holds all contracts with wholesale distributors to distribute the Company's products. Since the SABC brewery entity does not hold any contracts with wholesale distributors to distribute the Company's products, it must transfer the products that it manufactures to the Company's main operating entity, which in turn sells the products to wholesale distributors.

The organization of the Company's corporate structure is designed to allow it to operate efficiently within the requirements of the federal and state alcoholic regulatory system and also to minimize the risk of legal liability. Because SABC is a separate legal entity, information is accumulated for that entity. The Company's CODM does not use the SABC operating results to evaluate and assess performance of SABC as a separate component of the business. Based on this fact pattern, the Company maintains that SABC does not represent an operating segment as discussed in paragraphs 10 through 15 of SFAS No. 131.

In response to your comment citing paragraphs 79 through 80 of SFAS No. 131, which discuss that the definition of an operating segment should include entities within vertically integrated enterprises, the Company does not consider itself to be a vertically integrated enterprise. The Company controls and performs the manufacturing of its product at breweries either owned by the Company (as described above) or through contract brewing arrangements and then sells the product to wholesale distributors. The Company purchases all raw materials for its manufacturing process from third party vendors who are independent of the Company.

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Based upon the above discussion, the Company believes that its SABC operation does not constitute a separate operating segment.

Please contact the undersigned should you have any further questions or comments regarding these matters.

Sincerely,

/s/ Martin F. Roper

Martin F. Roper
Chief Executive Officer
Tel: 617-368-5000
Fax: 617-368-5554

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